UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

 Issued: 8 August 2025, London UK

GSK Provides Update on US settlement of CureVac/BioNTech mRNA patent litigation

●     CureVac will make an upfront settlement of $370 million to GSK
●     GSK will receive a 1% royalty on future Pfizer / BioNTech US sales of influenza, COVID-19 and related combination mRNA vaccine products

GSK plc (LSE/NYSE: GSK) today announces that, in connection with the mRNA patent settlement reached between CureVac and BioNTech on 7 August 2025, the Company will receive an upfront settlement of $370 million. GSK will also receive a 1% royalty in respect of US sales of influenza, COVID-19 and related combination mRNA vaccine products by BioNTech and Pfizer from the beginning of 2025.

These payments are due to GSK in accordance with the terms of its existing license agreement with CureVac. Of the upfront settlement amount, $320m will be in cash. The remainder is attributed to the value of an amendment to GSK's existing agreement with CureVac, which includes a significant reduction in royalties to be paid by GSK on our potential future mRNA influenza, COVID-19 and influenza/COVID-19 combination products

If the pending acquisition of CureVac by BioNTech successfully closes, the mRNA patent litigation between CureVac and BioNTech outside of the US will also be settled. GSK would then be entitled to an additional $130 million in cash and 1% royalty payments in respect of future sales outside of the US by BioNTech and Pfizer. GSK would also benefit from reduced milestones and a reduction in royalties payable in respect of GSK sales of mRNA influenza, COVID-19 and influenza/COVID-19 combination products outside of the US.

The upfront settlement amount will be recorded as other operating income in GSK's financial results as an adjusting item in the income statement in the third quarter of 2025. The 2025 and future royalty income will be recorded in total and core results in the income statements.

This settlement does not impact GSK's enforcement of its own patents against Pfizer and BioNTech in the U.S. and in Europe. GSK will continue with its litigation against BioNTech and Pfizer for infringement of GSK's patents.

Simultaneously with the settlement, GSK has entered into a customary tender and support agreement under which it has agreed to tender its approximately 16.6 million CureVac shares in the upcoming offer.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Simon Moore	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Alison Hunt	+1 540 742 3391	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q2 Results for 2025.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 08, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc